07002422

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2007 210

SEC FILE NUMBER
8 - 66179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BROADWALL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 EAST 53RD STREET., 49TH FLOOR
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ROSENBERG (646) 432-6305
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID ROSENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADWALL CAPITAL, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jean-Denis Nacier
Commission # DD569546
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Jean-Denis Nacier
Notary Public

David R
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).***

BROADWALL CAPITAL, LLC

F/K/A DAVID ADAMS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Broadwall Capital, LLC
F/K/A David Adams Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Broadwall Capital, LLC (the "Company") F/K/A David Adams Capital Markets, LLC, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadwall Capital, LLC F/K/A David Adams Capital Markets, LLC, as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 13, 2007

BROADWALL CAPITAL, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 221,577
Receivable from Clearing Broker	1,000
Furniture, Fixtures and Equipment (net of accumulated depreciation of $28,802)	35,119
Prepaid Expenses	17,436
Security Deposits	1,521
TOTAL ASSETS	$ 276,653

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses and Other Liabilities	42,502
TOTAL LIABILITIES	42,502
Member's Equity	234,151
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 276,653

The accompanying notes are an integral part of this financial statement.

BROADWALL CAPITAL, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND INCOME

Broadwall Capital, LLC, (the "Company"), formerly known as David Adams Capital Markets, LLC is a New York limited liability company formed on February 27, 2003. The Company was registered as a broker-dealer on March 16, 2004 with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers, Inc. ("NASD"). The name change was made on July 25, 2005.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company was organized as a sole member LLC and as such no provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is liable for the taxes on the Company's income or loss. However, the Company is subject to unincorporated business tax, which is reflected in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of cash flows, the company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2006 the Company had net capital of $180,075, which was $80,075 in excess of its required net capital of $100,000.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2006, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5. SALES EVENT

In September, 2006 the Company sold substantially all of its assets and transferred all of its customer accounts to Ladenburg Thalmann Financial Services Inc. ("Ladenburg"). In addition, all employees of the Company were terminated and offered positions with Ladenburg. The Company is seeking to sell its remaining assets and registrations to a third party.

END